January 15, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

VIA EDGAR/CORRESPONDENCE

Re:	Sapiens International Corporation N.V. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)
Filed March 11, 2013
File No. 000-20181

Dear Mr. Krikorian:

As per our telephone conversation with Mr. Ryan Rohn at the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Tuesday, January 14, 2014, we hereby inform you that we intend to submit our response letter to the comments of the Staff concerning the above-referenced filing (the “Comment Letter”) by Tuesday, January 21, 2014. Please note that our updated address and contact details for all future written correspondence are:

Sapiens International, Azrieli Center,
18 Harokmim Street, Holon 588-5800, Israel
Tel: +972 3 790 2010
Fax: +972 3 790 2942

We appreciate your cooperation in providing us the necessary time to respond to the Comment Letter. Should you wish to discuss this matter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Roni Giladi
Roni Giladi
Chief Financial Officer
Sapiens International Corporation N.V.

cc:	Ryan Rohn
Christine Davis
Jeffrey Kauten
Katherine Wray
(Securities and Exchange Commission)

Roni Al Dor
(Sapiens International Corporation N.V.)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Liquornik Geva Leshem Tal)